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                                                             OMB APPROVAL
                                                           OMB No. 3235-0145
                                                      Expires September 30, 1998

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                     OLYMPIC CASCADE FINANCIAL CORPORATION
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                               (Name of Issuer)

                          Common Stock, $.02 par value
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                        (Title of Class of Securities)

                                   68158N106
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                                (CUSIP Number)

Morton M. Rosenfeld, Esq., Rosenfeld, Wolff, Aronson, Kurland & Klein 2049 Century Park East, Suite 3090, Los Angeles, CA 90067 (310) 556-1221
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                 June 5 and December 30, 1998; February 4, 1999
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               (Page 1 of 4 Pages)
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CUSIP No.  68158N106            SCHEDULE 13D   Page     2    of     4     Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Marshall S. Geller

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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
          Not Applicable
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)

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  (6)     Citizenship or Place of Organization

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                       (7)     Sole Voting Power
  Number of
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     16,537
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    16,537
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               --------
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           16,537
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

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 (13)     Percent of Class Represented by Amount in Row (11)
          1.1%
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 (14)     Type of Reporting Person*
          IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                  Amendment No. 2 to Schedule 13D of Marshall S. Geller, an
individual ("Geller") continues as follows:

ITEM 5.  Interest in Securities of the Issuer.

                  (a) Geller has disposed of virtually all of his shares of the Issuer's common stock and his beneficial ownership is now less than 5%. He owns beneficially 16,537 shares of the Issuer's common stock consisting of 16,537 shares underlying presently exercisable warrants, which 16,537 shares represent approximately 1.1% of the outstanding shares of the Issuer's common stock.

                  (b) Geller has sole dispositive or investment power over the 16,537 shares beneficially owned. Pursuant to an existing Voting Agreement between the Issuer and Geller, among others, Geller has shared voting power over the 16,537 shares. Such Voting Agreement requires Geller to vote all of his shares in favor of the election of the person or persons nominated by the Issuer's Board of Directors to serve as directors. On all other matters, Geller has unrestricted power to vote his beneficially owned shares.

                  (c) On June 5, 1998, Geller sold 27,000 shares in a private transaction for $5.50 per share. On December 30, 1998, Geller sold 20,000 shares in market transactions at an average price of $2.45. On February 3, 1999 Geller sold 31,321 shares in market transactions at an average price of $7.32. On February 4, 1999, Geller sold 55,000 shares in market transactions at an average price of $8.81. On February 8, 1999, Geller sold 10,000 shares in market transactions at an average price of $4.34. The average price at which Geller sold shares in the above described market transactions was $6.93. Geller has disposed of all shares of the Issuer other than 16,537 shares underlying presently exercisable warrants.

                (d)     Not applicable.

                (e) On February 4, 1999, Geller's beneficial ownership became less than 5%.


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                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               /s/ MARSHALL S. GELLER
                                               --------------------------------
                                               MARSHALL S. GELLER


Date: February 9, 1999


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